FORM 6-K/A
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2006

TRANSALTA CORPORATION

(Translation of registrant’s name into English)

110-12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____

Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

_____

No

X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Explanatory Note

This Report of Foreign Private Issuer on Form 6-K/A amends and restates in its entirety the Form 6-K dated November 22, 2006, which has been assigned a November 24, 2006 EDGAR filing date (the "Prior 6-K"), previously submitted by TransAlta Corporation.  Due to a filer error, the Prior 6-K inadvertently contained certain text and omitted other text. Readers are cautioned and directed not to rely on the Prior 6-K, which is hereby superseded."

I

The document listed below as Exhibit 99.1 to this Form 6-K is a copy of the Registrant’s news release of November 22, 2006.  This news release is being furnished, not filed, and will not be incorporated by reference into any registration statement filed by TransAlta Corporation under the Securities Act of 1933, as amended.

99.1	Press release dated November 22, 2006 announcing “TransAlta to redeem preferred securities”.

EXHIBIT INDEX

99.1	Press release dated November 22, 2006 announcing “TransAlta to redeem preferred securities”.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amended report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation

By: /s/ Maryse St.-Laurent

Maryse St.-Laurent

Corporate Secretary

Date: November 27, 2006